EXHIBIT 2

CHEVRON CORPORATION                        NGC CORPORATION
MEDIA CONTACT:    Jim Hendon               MEDIA CONTACT:    Katherine K. Putnam
                  415/894-0108                               713/507-3936
                                           ANALYST CONTACT:  R. Dean Ayers
                                                             713/507-6852


                        NGC CORPORATION AND CHEVRON SIGN
                          DEFINITIVE MERGER AGREEMENTS

         HOUSTON (May 23, 1996) -- NGC Corporation and Chevron have signed definitive agreements related to the proposed merger announced by both companies in January. The merger will combine all of NGC with most of Chevron's Natural Gas Business Unit and Tulsa-based Warren Petroleum. The new company, which will retain the NGC name, will be the largest natural gas and natural gas liquids marketer in North America. The merger is expected to close in the third quarter of 1996.
         NGC Chairman and Chief Executive Officer Chuck Watson said, "With the signing of the merger agreement, we have made substantial progress toward expanding our Energy Store into a superstore that will be North America's largest multi-commodity resource of energy products and services."
         Chevron Chairman Ken Derr said, "Signing these agreements completes our negotiations on the proposal we announced in January, and we look forward to implementing the merger of our midstream operations into an important growth-oriented business with both U.S. and international opportunities."

                                       -2-

         Chevron will receive approximately 38.6 million new shares of common stock and approximately 7.8 million shares of participating preferred stock in the new company, plus approximately $300 million in cash and notes. After the merger, Chevron and NGC's two current major shareholders, British Gas and NOVA, would each own approximately 25 percent of the common stock in NGC.
         Upon the merger, Chevron's Warren Petroleum and Natural Gas Business Unit will be merged with NGC's midstream and energy marketing operations. The natural gas division of NGC will retain the Natural Gas Clearinghouse name, while NGC's liquids assets, currently operated under the name Trident NGL, Inc., will operate under the name Warren Petroleum. NGC will market virtually all of Chevron's North American production of natural gas, natural gas liquids and electricity and will supply natural gas, natural gas liquids and/or electricity to Chevron's refineries, chemical plants and corporate facilities in North America.
         The merger is conditioned upon necessary regulatory and other approvals.
         NGC and Chevron will continue discussions on two separate proposals that could enhance the merger -- one for creating an integrated Canadian energy products business; another for managing a major Chevron gas processing facility in Venice, La.
         NGC Corporation (NYSE:NGL) is a leading gatherer, processor, transporter and marketer of energy products and services in North America and the United Kingdom. Through its "Energy Store," NGC offers a multi-commodity energy-product-and-services resource that provides natural gas, natural gas liquids, electricity and crude oil. NGC through its affiliates markets an average of 7 billion cubic feet per day of natural gas sales volumes throughout North America and the United Kingdom.
         San Francisco-based Chevron Corporation is the sixth largest oil company (by revenues) in the world and is the largest marketer of refined petroleum products in the United States; the third largest producer of natural gas; and, through Warren, a leading processor and marketer of natural gas liquids in North America.